Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

	Six months ended
	June 30, 2013		June 30, 2012
	(in thousands and as a percentage of total revenues) (Unaudited)
Revenues	$58,743	100%	$55,527	100%
Cost of revenues	44,329	75.5	42,726	76.9
Gross profit	14,414	24.5	12,801	23.1
Operating expenses:
Sales and marketing	4,530	7.7	3,347	6.0
General and administrative	5,199	8.9	5,025	9.0
Total operating expenses	9,729	16.6	8,372	15.1
Operating income	4,685	8.0	4,429	8.0
Financial income (expenses), net	(269)	(0.5)	380	0.7
Income before taxes on income	4,416	7.5	4,809	8.7
Income taxes	1,112	1.9	1,391	2.5
Net income	$3,304	5.6	$3,418	6.2

Revenues.  Revenues were $58.7 million for the six months ended June 30, 2013, an increase of 5.8% from $55.5 million for the six months ended June 30, 2012.  In terms of our six months revenue breakdown, revenues from our content management and distribution services amounted to $53.5 million and our mobile satellite services (MSS) contributed $5.3 million.  This compares to $51.4 million and $4.1 million in the parallel period in 2012, representing growth of 3.9% and 27.9 respectively.

The main growth in our content management and distribution services derived from the growth of our sports & events business which grew significantly in the first half of 2013 over the parallel period in 2012. This growth is mainly attributed to the acquisition of the business of Sm2 Sports & Media Solutions, LLC (Sm2) in the United States in November 2012.

Following is the six months revenue breakdown by the geographical location of our customers as a percentage of total revenues:

	Six months ended
Region	June 30, 2013	June 30, 2012
Europe	40%	42%
North America	30%	29%
Asia	11%	9%
the Middle East excluding Israel	8%	10%
Israel	8%	8%
rest of the world	3%	2%

Cost of Revenues.  Cost of revenues consists primarily of network services costs, teleport maintenance, labor costs and depreciation and amortization.  The cost of revenues was $44.3 million for the six months ended June 30, 2013, an increase of 3.8% from $42.7 million for the six months ended June 30, 2012.  As a percentage of total revenues, cost of revenues decreased from 76.9% in the six months ended June 30, 2012 to 75.5% in the six months ended June 30, 2013.

Network services costs were $33.7 million in the six months ended June 30, 2013, an increase of $1.2 million, or 3.7%, from $32.5 million in the six months ended June 30, 2012.  The $33.7 million network services costs incurred in the six months ended June 30, 2013 consist of $30.0 million of expenses related to our content management and distribution services, an increase of $0.8 million, or 2.7%, compared to the six months ended June 30, 2012, and $3.7 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $0.4 million, or 12.1%, compared to the six months ended June 30, 2012.

Sales and Marketing Expenses. Sales and marketing expenses increased 35.3% to $4.5 million, or 7.7% of revenues, in the six months ended June 30, 2013 compared to $3.3 million, or 6.0% of revenues, in the six months ended June 30, 2012.  The increase derived from an increase in manpower and travel expenses in the six months ended June 30, 2013 compared to the first six months of 2012.

General and Administrative Expenses.  General and administrative expenses increased 3.5% to $5.2 million, or 8.9% of revenues, in the six months ended June 30, 2013 compared to $5.0 million, or 9.0% of revenues, in the six months ended June 30, 2012.  The increase derived from an increase in share based compensation expenses resulting from additional options granted in the 12 months ended June 30, 2013, and reimbursement of expenses resulting from recalculation of the USF charges.

Financial Income (Expenses), Net. Financial expenses, net were $0.3 million in the six months ended June 30, 2013, compared to financial income, net, of $0.4 million in the six months ended June 30, 2012, mainly driven by changes in fair value of derivatives.

Income Taxes.  Income taxes were $1.1 million in the six months ended June 30, 2013, a decrease of $0.3 million from $1.4 million in the six months ended June 30, 2012.  The decrease was due to the decrease in income before taxes on income from $4.8 million in the six months ended June 30, 2012 to $4.4 million in the six months ended June 30, 2013.

Net Income.  Net income was $3.3 million in the six months ended June 30, 2013, a decrease of 3.3% from $3.4 million in the six months ended June 30, 2012.  The decrease is primarily due to the financial expenses resulting from change in the fair value of embedded currency conversion derivatives and currency fluctuation.

Segment Results.  For the six months ended June 30, 2013, our total revenues included $53.4 million of revenues derived from our content management and distribution services, an increase of $2.0 million, or 3.9%, compared to the six months period ended June 30, 2012.  For the six months ended June 30, 2013 our total revenues included $5.3 million of revenues derived from our MSS business, an increase of $1.2 million, or 27.9%, compared to the six months period ended June 30, 2012.

The gross profit of our content management and distribution services increased by $1.0 million or 8.1% to $13.3 million or 24.8% of revenues for the six months ended June 30, 2013, compared to $12.3 million or 23.9% of revenues for the six months ended June 30, 2012.

The gross profit of our MSS business increased by $634 thousand or 123.8% to $1.1 million or 21.7% of revenues in the six months ended June 30, 2013, compared to $512 thousand or 12.4% of revenues in the six months ended June 30, 2012.

Liquidity and Capital Resources

Cash and Cash Equivalents. Cash and cash equivalents were $17.0 million at June 30, 2013, and $17.9 million at June 30, 2012.  The decrease from June 30, 2012 to June 30, 2013 was primarily attributable to an increase in net cash used in investment activities (primarily investment in fixed assets), offset by an increase in net cash provided by operating activities and decrease in net cash used in financing activities.

	Six months ended June 30,
	2013	2012
	(unaudited in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$10,742	$7,665
Net cash used in investing activities	(3,097)	(266)
Net cash used in financing activities	(2,775)	(3,990)
Increase in cash and cash equivalents	$4,870	$3,409
Cash and cash equivalents — beginning of year	12,133	14,443
Cash and cash equivalents — end of period	$17,003	$17,852

Operating Activities

 For the six months ended June 30, 2013, net cash provided by operating activities was $10.7 million, an increase of $3.0 million from $7.7 million of net cash provided by operating activities for the six months ended June 30, 2012.  Our cash flow from operating activities were positively impacted due to a decrease of working capital of $1.9 million in the first half of 2013, compared with increase of working capital of $1.4 million in the first half of 2012.  For the six months ended June 30, 2013 the decrease in working capital was mainly due to an increase in accounts payable, and an increase in deferred income, compared to the six months ended June 30, 2012.

Investing Activities

During the six months ended June 30, 2013 we used $3.1 million, net, for investing activities compared to $0.3 million in the first half of 2012.  The increase in investing activities was mainly due to an increase of $3.4 million in investments in fixed assets in the first half of 2013 compared to the parallel period in 2012.

Financing Activities

During the six months ended June 30, 2013 and 2012, we paid dividends to our shareholders in the amount of $2.8 million and $4.0 million, respectively.